UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30180 / August 23, 2012

_____

In the Matter of   :
                                                                          :
Standard Insurance Company   :
Separate Account C   :
1100 SW 6th Avenue   :
Portland, OR 97204-1093   :
                                                                          :
(811-9619)   :
_____:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Standard Insurance Company Separate Account C ("Applicant") filed an application on
February 24, 2012, and an amended and restated application on July 24, 2012, under
Section 8(f) of the Investment Company Act of 1940 ("1940 Act"), requesting an order
declaring that it has ceased to be an investment company as defined by the 1940 Act.

On July 27, 2012, a notice of filing of the application was issued (Investment Company
Act Release No. 30156). The notice gave interested persons an opportunity to request a
hearing and stated that an order disposing of the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that Applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, pursuant to section 8(f) of the 1940 Act, that the Applicant's
registration under the 1940 Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated
authority.

                                                              Kevin M. O'Neill
                                                              Deputy Secretary